UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                      MEDICAL INDUSTRIES OF AMERICA, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   61239H107
                                (CUSIP Number)

                               Dr. Luca Fossati
                             Findim Overseas, Ltd.
                          c/o Findim Investments S.A.
                              Gradinata Forghee 2
                             Massagno, Switzerland
                               011-41-91-568916

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 1, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

 CUSIP No.

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Findim Overseas, Ltd.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) ( )
                                   (b) ( )

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:

     100,000 shares of Common Stock

  8  SHARED VOTING POWER:  0

  9  SOLE DISPOSITIVE POWER:

     100,000 shares of Common Stock

 10  SHARED DISPOSITIVE POWER:  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     100,000 shares of Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

          ( )

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%

 14  TYPE OF REPORTING PERSON*

     CO


ITEM 1.  Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value (the "Shares"), of Medical Industries of America, Inc., a Florida corporation (the "Issuer"), whose principal executive offices are located at 1903 S. Congress Avenue, Suite 400, Boynton Beach, Florida 33426.

ITEM 2.  Identity and Background.

     (a) This statement is filed by Findim Overseas Ltd. ("Findim"), a Cayman Islands corporation and wholly owned subsidiary of Findim Investments S.A., a Swiss Corporation. Findim Investments S.A. is a wholly owned subsidiary of Findim S.p.A., an Italian corporation. Findim S.p.A. is a wholly owned subsidiary of Dafofin Holding S.A., a Luxembourg corporation ("Dafofin"), which is controlled by members of the Fossati family. The names of the directors and executive officers of Findim, Findim Investments S.A., Findim S.p.A. and Dafofin are set forth in Exhibit 1 hereto and are hereby incorporated by reference.

     (b) The business address for Findim is Findim Overseas Ltd., c/o Findim Investments S.A., Gradinata Forghee 2, Massagno, Switzerland. The business address for Findim S.p.A. is Piazza San Pietro Martire 6, Monza, Italy. The business address for Dafofin is c/o Findim Investments S.A., Gradinata Forghee 2, Massagno, Switzerland. The business addresses of the directors and executive officers of Findim, Findim S.p.A. and Dafofin are set forth in
Exhibit 1 hereto and are hereby incorporated by reference.

     (c) The principal business of Findim is that of a financial holding company. The principal business of Findim Investments S.A. is that of a financial holding company. The principal business of Findim S.p.A. is that of a financial holding company. The principal business of Dafofin is that of a financial holding company. The principal occupation or employment of the directors and executive officers of Findim, Findim Investments S.A., Findim S.p.A. and Dafofin are set forth in Exhibit 1 hereto and are hereby incorporated by reference.

     (d) and (e) During the last five years none of Findim, Findim Investments S.A., Findim S.p.A. or Dafofin or, to the best knowledge of Findim, Findim Investments S.A., Findim S.p.A. and Dafofin, any of the persons listed in
Exhibit 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Findim, Findim Investments S.A., Findim S.p.A. or Dafofin or any such person listed in Exhibit 1 hereto was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f) Information with respect to the citizenship of each director and executive officer of Findim, Findim Investments S.A., Findim S.p.A. and Dafofin is set forth in Exhibit 1 hereto and is hereby incorporated by reference.

ITEM 3.  Source and Amount of Funds For Other Consideration.

     Findim has used its own investment funds to purchase the Shares.

ITEM 4.  Purpose of Transaction.

     Findim has purchased Shares for investment purposes but reserves the right, from time to time, to acquire additional Shares or to dispose of some or all of the Shares owned by it.

     Except as set forth herein, none of Findim, Findim Investments S.A., Findim S.p.A. or Dafofin and, to the best knowledge of Findim, Findim Investments S.A., Findim S.p.A. and Dafofin, none of the persons set forth in
Exhibit 1 has any plans or proposals that relate to or would result in (a) the acquisition or disposition by any person of additional Shares of the Issuer;
(b) an extraordinary corporate transaction such as merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition or the control of the Issuer by any person; (h) causing securities of the Issuer to be deleted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) causing securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to the foregoing.

ITEM 5.  Interest in Securities of Issuer.

     (a) Findim is the beneficial owner of 100,000 Shares or 9.8% of the outstanding Shares of the Issuer (based on a total of 1,024,958 Shares outstanding as reported in the Issuer's Form 10-QSB as of November 10, 1996). None of Findim Investments S.A., Findim S.p.A., Dafofin or, to the best knowledge of Findim any of the persons set forth in Exhibit 1 are the beneficial owner of any Shares except (where applicable) by virtue of their direct or indirect ownership interest in and/or control of Findim.

     (b) Findim has the sole power to vote or to direct the vote as to 100,000 Shares and has the sole power to dispose or to direct the disposition of all such Shares. None of Findim Investments S.A., Findim S.p.A., Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 has the sole or shares power to vote or to direct the vote or to dispose of or to direct the disposition of any Shares, except (where applicable) by virtue of their direct or indirect ownership interest in and/or control of Findim.

     (c) During the past 60 days, none of Findim, Findim Investments S.A., Findim S.p.A., Dafofin or, to the best knowledge of Findim, any of the persons set forth in Exhibit 1 has effected any transactions in the Shares, except for the following purchases:


                        Amount          Price
                        of              per
 Date                   Shares          Share           Description           Purchaser

 April 1, 1997          100,000         $2.0625         Market Purchase       Findim


     (d) Not Applicable




     (e) Not Applicable



ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships among Findim, Findim Investments S.A., Findim S.p.A, Dafofin or, to the best of their knowledge, any of the persons set forth in Exhibit 1, or between Findim, Findim Investments S.A., Findim S.p.A., Dafofin or, to the best of their knowledge, any of the persons set forth in Exhibit 1 and any other person, with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be filed as Exhibits.

     The following Exhibit is filed herewith:

Exhibit No.    Description

    1          Executive Officers
               and Directors

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 9, 1997   FINDIM OVERSEAS, LTD.


                            /s/ Dr. Luca Fossati
                            Dr. Luca Fossati


President and Secretary, Findim Overseas Ltd. George Town, Cayman Islands President and Director, Findim Investments S.A., Massagno, Switzerland President and Director, Findim S.p.A. Monza, Italy
President and Director, Dafofin Holding S.A., Luxembourg

                                                                     EXHIBIT 1




Executive Officers and Directors of Findim Overseas, Ltd.

     The name, principal occupation and citizenship of each of the executive officers and directors of Findim Overseas, Ltd. are set forth below. The business address of each person below is Gradinata Forghee 2, Massagno, Switzerland and, unless otherwise indicated, the occupation set forth opposite a person's name refers to the position such person holds with Findim Overseas, Ltd.


                                 Present Principal
 Name                            Occupation or Employment                     Citizenship

 Luca Fossati                    President; President of Findim Investments   Italian
                                 S.A.; President of Findim S.p.A.; and
                                 President of Dafofin Holding S.A.
 Mario P. Grassi                 Director; Chairman of Banco di Roma Per La   Swiss
                                 Svizzera Lugano; and Director of Findim
                                 S.p.A.

                                                                     EXHIBIT 1




Executive Officers and Directors of Findim Investments S.A.

     The name, principal occupation and citizenship of each of the executive officers and directors of Findim Investments S.A. are set forth below. The business address of each person below is Gradinata Forghee 2, Massagno, Switzerland and, unless otherwise indicated, the occupation set forth opposite a person's name refers to the position such person holds with Findim Investments S.A.


                                 Present Principal
 Name                            Occupation or Employment                     Citizenship

 Luca Fossati                    President; President of Findim Overseas,     Italian
                                 Ltd.; President of Findim S.p.A.; and
                                 President of Dafofin Holding S.A.
 Mario P. Grassi                 Director; Director of Findim Overseas,       Swiss
                                 Ltd.; Chairman of Banco di Roma Per La
                                 Svizzera Lugano

     Executive Officers and Directors of Findim S.p.A.

     The name, principal occupation and citizenship of each of the executive officers and directors of Findim S.p.A. are set forth below. The business address of each person below is Piazza San Pietro Martire 6, Monza, Italy and, unless otherwise indicated, the occupation set forth opposite a person's name refers to the position such person holds with Findim S.p.A.


                                 Present Principal
 Name and Address                Occupation or Employment                     Citizenship

 Luca Fossati                    President; President of Findim Overseas,     Italian
                                 Ltd.; President of Findim Investments
                                 S.A.; and President of Dafofin Holding
                                 S.A.
 Giusseppe Fossati               Director                                     Italian




     Executive Officers and Directors of Dafofin

     The name, principal occupation, and citizenship of each of the executive officers and directors of Dafofin are set forth below. The business address of each person below is c/o Findim Investments S.A., Gradinata Forghee 2, Massagno, Switzerland and, unless otherwise indicated, the occupation set forth opposite a person's name refers to the position such person holds with Dafofin.


                                 Present Principal
 Name                            Occupation or Employment                     Citizenship

 Luca Fossati                    President; President of Findim Investments   Italian
                                 S.A.; and President of Findim S.p.A.

 Giusseppe Fossati               Director                                     Italian

 Marco Fossati                   Director                                     Italian
